

THE CEREGHINO GROUP
CORPORATE INVESTOR RELATIONS
5333 – 15TH AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com

First Mutual Bancshares

CONTACT: John Valaas, President & CEO
Roger Mandery, EVP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES REPURCHASES 2.7% OF SHARES OUTSTANDING; PRIVATE TRANSACTION IMPROVES EPS WITHOUT IMPACTING TRADING LIQUIDITY

BELLEVUE, WA – November 2, 2005 – First Mutual Bancshares, Inc. (Nasdaq: FMSB) announced today it has reached an agreement with members of Bellevue Square Managers I Limited Partnership (BSMI) for the repurchase of 144,036 shares of its common stock. BSMI owns Bellevue Square and has been a long-time FMSB shareholder. First Mutual's management and the Board of Directors had previously considered repurchasing a block of stock for the purpose of enhancing future earnings per share without reducing the publicly traded float. As a result of an independent decision by BSMI to distribute its shares to the individual partners of BSMI, the opportunity to have an independent committee of the Board negotiate this repurchase arose. In connection with this private transaction, 2.7% of First Mutual's outstanding stock will be retired.

"Last week we announced our 52nd consecutive quarter of record profits, and this transaction further reflects our strong commitment to shareholders," stated John Valaas, President and CEO. "Retiring this block of stock will add to earnings per share going forward while trading liquidity remains the same, as these shares have not changed hands in over a decade. In addition, this is a shareholder-friendly way to manage our capital."

Company filings reflect that prior to distributing its holdings in First Mutual, BSMI held 301,026 shares of FMSB stock. Bellevue Square Managers, Inc. received and has retained 107,407 shares, while the other partners received the remaining 193,619 shares, of which 144,036 shares are being repurchased by First Mutual. First Mutual's Chairman of the Board, F. Kemper Freeman, Jr., members of his family, and First Mutual Board Member Mary Case Dunnam are among the partners in BSMI, and together sold the majority of the distributed shares back to the Company.

"My father was one of the founders of First Mutual over 50 years ago, and even after this transaction I remain beneficial owner of more than 9% of the company's stock," stated F. Kemper Freeman, Jr., Chairman. "First Mutual has been an excellent investment, and we are committed to maintaining a long-term position in the company. This sale is simply a means of providing portfolio diversification for myself, my family, and my partners at BSMI."

First Mutual will pay $25.37 per share for the repurchased stock, the average closing price on the 30 most recent days in which the stock traded, ending on October 27, 2005.

On October 25, First Mutual reported its 52nd consecutive quarter of year-over-year earnings growth. Third quarter 2005 net income was up 8% over the same quarter of last year to $2.7 million, or $0.49 per diluted share. Return on average equity was 16.7% in the third quarter.

First Mutual's consistent performance has garnered attention from a number of sources. Keefe, Bruyette & Woods named First Mutual to its Honor Roll in 2005 and 2004 for the company's 10-year earnings per share growth rate, and Sandler O'Neill's 2004 Bank and Thrift Sm-All Stars named First Mutual one of the top 30 performing small banks in the country, among the 592 with market capitalizations below $2 billion. In August 2005, U.S. Banker magazine ranked First Mutual #34 in the Top 100 Publicly Traded Mid-Tier Banks, which includes those with less than $10 billion in assets, based on its three-year return on equity.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area, as well as a loan production office in Tacoma, Washington, and a sales finance office in Jacksonville, Florida.

www.firstmutual.com

Member FDIC

NOTE: Transmitted on Business Wire on November 2, 2005 at 2:06 p.m. PST.